UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  UROCOR, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    91727P105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                   PETER A. LEIDEL, CONCORD PARTNERS II, L.P.
              535 MADISON AVENUE, NEW YORK, NY 10022 (212) 906-7104
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                September 2, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

                                  SCHEDULE 13D

-------------------------------------------------------------------------------

CUSIP No. 91727P105                                     Page 2 of 6 Pages


-------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          (ENTITIES ONLY)

          Concord Partners II, L.P.
-------------------------------------------------------------------------------
          I.R.S. No. 13-3421365
-------------------------------------------------------------------------------

2         CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                               (b) |_|

          N/A
-------------------------------------------------------------------------------

3         SEC USE ONLY


-------------------------------------------------------------------------------

4         SOURCE OF FUNDS*

          WC
-------------------------------------------------------------------------------

5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

          N/A
-------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------

                             7         SOLE VOTING POWER

        NUMBER OF                      None
          SHARES           ______________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        1,124,028
        REPORTING          ______________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------
                             10        SHARED DISPOSITIVE POWER

                                       1,124,028
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,124,028
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             |_|
          N/A
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.2%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 6 Pages

Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock (the "Common Stock") of UroCor, Inc. (the "Company") whose principal executive offices are located at 800 Research Parkway, Oklahoma City, Oklahoma 73104. The shares covered by this filing were reported in a prior 13D filing, filed April 2, 1997.

Item 2. Identity and Background

     This statement is filed by Concord Partners II, L.P. ("Concord II").

     Concord II, a limited partnership organized under the laws of the State of Delaware, has its principal office and business address at 535 Madison Avenue, New York, New York 10022. The principal business of Concord II is investing in venture capital transactions.

     The partnership agreement with respect to Concord II provides that the management, operation and investment policy (which includes the right to vote or power to direct the disposition of securities) of the partnership shall be vested exclusively in its general partner, which is Venture Associates II, L.P. ("Venture Associates II"). Venture Associates II is a limited partnership organized for the purpose of being the general partner of Concord II. Pursuant to the Concord II partnership agreement, Venture Associates II may delegate its authority to manage Concord II to another party. Ticonderoga Capital, Inc. has been appointed manager of Concord II by Venture Associates II, and as such, has the power to vote and the power to dispose of the securities reported in this
Schedule 13D as being owned by Concord II.

     Except as set forth in the following paragraph, neither Concord II, nor, to the best knowledge of Concord II, any other person identified pursuant to this
Item 2, within the last five years was (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violations of such laws.

     On January 16, 1992, Dillon, Read & Co. Inc. ("Dillon Read") which served as manager of Concord II, on behalf of Venture Associates II, the prior general partner of Concord II, until September 2, 1997 (along with 97 other securities firms), without admitting or denying any findings, consented to the entry of an Order in settlement of an SEC Administrative Proceeding (File No. 3-7646) entitled In the Matter of the Distribution of Securities Issued by Certain Government Sponsored Enterprises ("GSE"). The Order stated the SEC's findings that Dillon Read made and kept certain records that did not accurately reflect Dillon Read's customers' orders for certain GSE securities in violation of
Section 17(a) (and Rules 17a-3 and 17a-4 thereunder). The Order further provided that Dillon Read shall cease and desist from any violation in the future, pay a penalty of $100,000, and maintain policies and procedures reasonably designed to ensure further compliance with the provisions of Section 17(a) and Rules 17a-3 and 17a-4 thereunder.

Item 3.  Source and Amount of Funds or Other Consideration

     Concord II originally acquired the shares of Common Stock as more fully set forth in a Schedule 13D filed on April 2, 1997.

     Effective September 2, 1997, Dillon, Read Holding Inc., the parent of Dillon, Read Inc. and Dillon Read, which served as a manager of Concord II, merged with and into SBC/DRH Merger, Inc., a wholly owned direct subsidiary of Swiss Bank Corporation. Dillon, Read Holding Inc. was the corporate survivor of the transaction and it then changed its name to SBC Warburg Dillon Read Holding Inc. Dillon Read merged with and into SBC Warburg, Inc., a wholly owned indirect subsidiary of Swiss Bank Corporation. Dillon Read was the corporate survivor of the transaction and it then changed its name to SBC Warburg Dillon Read Inc. In connection with such transaction Dillon Read assigned its rights and


                               Page 3 of 6 Pages
obligations as manager of Concord II to Ticonderoga Capital, Inc., a newly formed entity controlled by former employees of Dillon Read In addition, in connection with the merger, Dillon Read Inc., the general partner of Venture Associates II, assigned its managing general partner interest in Venture Associates II to CPML Associates, Inc., the successor general partner of Venture Associates II.

     As a result of such transactions, Concord II is no longer deemed affiliated with SBC Warburg Dillon Read Inc. SBC Warburg Dillon Read Inc. retains an indirect, non-voting interest in Concord II.

Item 4.  Purpose of Transaction.

     All of the shares of Common Stock were acquired by Concord II in transactions originally involving investments by the predecessors of Concord II in the Company, as more fully described in Item 3 of this Schedule 13D. The merger of Dillon Read and SBC Warburg, Inc. and the subsequent change of name to SBC Warburg Dillon Read Inc. was effective September 2, 1997.

     Concord II acquired the Common Stock owned of record by it in the ordinary course of its respective investment activities and as contemplated by its organizational documents.

     Except as described in this Statement, as of the date hereof, Concord II has not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a sale or transfer of a material amount of assets of the Company; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or (j) any action similar to any of those enumerated above.

Item 5.  Interests in Securities of the Issuer

     (a) As of September 17, 1997, Concord II beneficially owns 1,124,028 shares of Common Stock, representing 11.2% of the Outstanding Shares.

     Except as set forth herein, to the best knowledge of Concord II, none of the other persons identified in this filing currently owns, or has any right to acquire, any shares of the Common Stock.

     (b) As noted in Item 2, Venture Associates II has the sole voting power and investment power with respect to the shares of Common Stock reported in this Statement as being beneficially owned by Concord II.

     (c) On September 17, 1997, Concord II exercised its options for 46,527 shares of Common Stock at $4.30 per share and 40,000 shares of Common Stock at $5.00 per share.

     (d) To the best knowledge of Concord II, no person other than those identified in this Schedule has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this Schedule.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer


                                Page 4 of 6 Pages

     None.

Item 7.  Material to be Filed as Exhibits

     None.





                               Page 5 of 6 Pages

                                   SIGNATURES

     The undersigned certify that, after reasonable inquiry and to the best of their respective knowledge and belief, the information set forth in the Schedule 13D is true, complete and correct.


                                       CONCORD PARTNERS II, LP

                                       By:  Venture Associates II, L.P.
                                                its General Partner

                                       By:  CPML Associates, Inc.
                                                its General Partner



                                       By: /s/ Peter A. Leidel
                                           ------------------------------
                                            Name:  Peter A. Leidel
                                            Title: Attorney-in-Fact


Dated:  January 6, 1998



                               Page 6 of 6 Pages